Elvictor Group, Inc.

Vassileos Constantinou 79

Vari, Attiki, Greece 16672

August 4, 2023

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

Attn: Stephen Kim

Re:      Elvictor Group, Inc. (the “Company”), Form 10-K for the Fiscal Year ended December 31, 2022 (File Number 000-56508)

Dear Sir or Madam:

Please be advised that in response to the Division of Corporation’s Comment Letter dated July 27, 2023, the Company filed Amendment Number 1 to the above-referenced Form 10-K. In connection therewith, the Company respectfully requests whether the  Division of Corporation Finance will be issuing any further comments or whether it will be issuing a Close of Review Letter.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this matter.

Thank you.

Sincerely yours,

/s/ Konstantinos Galanakis

By: Konstantinos Galanakis

Chief Executive Officer